EXHIBIT 99.1

Brookfield Infrastructure Announces Results of Conversion of Its Series 1 Senior Preferred Shares

BROOKFIELD, NEWS, March 19, 2024 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that after having taken into account all conversion notices received by the March 18, 2024 deadline for the conversion of BIP Investment Corporation’s (“BIPIC”) Senior Preferred Shares, Series 1 (“Series 1 Shares”) (TSX: BIK.PR.A) into Senior Preferred Shares, Series 2 (“Series 2 Shares”), BIPIC has determined that there will be no conversion of Series 1 Shares into Series 2 Shares, and holders of Series 1 Shares will retain their Series 1 Shares.

There were 1,720 Series 1 Shares tendered for conversion, which is less than the 500,000 shares required to give effect to conversions of Series 1 Shares into Series 2 Shares.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$900 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
Simon Maine Managing Director, Corporate Communications Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Stephen Fukuda Senior Vice President, Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com